Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

 May 1, 2012

Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael McTiernan

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc. Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to Form S-11 Filed April 27, 2012 File No. 333-151532

Dear Mr. McTiernan:

On behalf of our client Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 27, 2012 (the “Comment Letter”), with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 27, 2012 (No. 333-151532).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Post-Effective Amendment No. 7 (“Amendment No. 7”).

General

1.	Please provide us an analysis as to how the following communication complies with Section 5(b)(1) of the Securities Act:

•	“Lightstone Value Plus REIT II, Inc. Investing Opportunistically to Create Long-Term Value” Investor Presentation, which is located at www.iconinvestments.com/uploads/Lightstone-REIT-II%20Presentation-To-Be-Used-with-Prospectus.pdf

May 1, 2012

We note that sales literature must be accompanied or preceded by a Section 10(a) prospectus.

We advise the Staff that, as discussed with the Staff on a conference call on April 30, 2012, the ability to access the referenced investor presentation on the referenced website without it being preceded by a prospectus was a technological glitch on the Company’s dealer manager’s website, which is being fixed. Additionally, the following risk factor will be added to the Company’s next prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”):

“If any of our public communication is held to be in violation of federal securities laws relating to public communications, we could be subject to potential liability. Investors in this offering should rely only on the statements made in this prospectus, as supplemented to date, in determining whether to purchase common stock.

From time to time, we or our representatives make public statements relating to our business and its prospects. Such communications are subject to federal securities laws. If any of our public communications are held by a court to be in violation of Section 5 of the Securities Act and a claim for damages is brought against us in connection therewith by one or more of our stockholders that purchased common stock on the basis of such communications before receiving a copy of this prospectus, as supplemented to date, and potentially other stockholders, we could be subject to liability in connection with the common stock we sold such persons during such period. Such stockholders would have a period of 12 months following the date of any violation determined by a court to have occurred to bring a Section 5 claim. Our liability in a Section 5 claim could include statutory interest from the date of such stockholder’s purchase, in addition to possibly other damages determined by a court. In the event that any of our communications are claimed to have been made in violation of Section 5 of the Securities Act, we expect that we would vigorously contest such claim. Nevertheless, we could not give any assurance as to any court’s ultimate determination with respect to any such claim. Accordingly, there is a risk that we could be subject to potential liability with respect to any Section 5 claim brought against us, and such liability may adversely affect our operating results or financial position.”

Risk Factors, page 22

Distributions paid from source other than our cash flow from operations, particularly from proceeds of this offering . . . , page 23

May 1, 2012

2.	In future quarterly updates to the prospectus, please update this risk factor to quantitatively discuss any shortfall in distribution coverage and include it as a summary risk factor in the base prospectus or sticker supplement.

We advise the Staff that the Company will update the referenced risk factor to quantitatively discuss any shortfall in distribution coverage in each Post-Effective Amendment filed by the Company pursuant to the undertaking in Section 20.D. of Industry Guide 5. Furthermore, the next prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act will incorporate the referenced summary risk factor on the cover of the prospectus. Please find enclosed changed pages marked against the prospectus supplement forming a part of Amendment No. 7 illustrating such change.

Funds from Operations and Modified Funds from Operations, page 157

3.	We note your tabular disclosure immediately following footnote (5) on page 162. In the final prospectus filed pursuant to Rule 424(b), please move this disclosure to either your distribution or dilution sections.

We advise the Staff that the tabular disclosure immediately following the referenced footnote (5) has been moved to the distributions section on page 128. Please find enclosed changed pages marked against the prospectus supplement forming a part of Amendment No. 7 illustrating the above referenced change. The next prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act will incorporate such changes.

4.	We note your disclosure regarding distributions paid for the year ended December 31, 2011 as compared to FFO for the year ended December 31, 2011. In the final prospectus filed pursuant to Rule 424(b), please move this disclosure to your distribution section.

We advise the Staff that the referenced disclosure has been moved to the distributions section on page 128. Please find enclosed changed pages marked against the prospectus supplement forming a part of Amendment No. 7 illustrating the above referenced change. The next prospectus supplement filed pursuant to Rule 424(b)(3) of the Securities Act will incorporate such changes.

Sales Literature, page 216

5.	We note that the aforementioned sales material was not submitted to us for review. Please undertake that you will provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

May 1, 2012

Pursuant to Item 19.B of Industry Guide 5, the Company undertakes to provide the Staff with all promotional material and sales literature, including material that will be used only by broker-dealers.

As requested by the staff, we have been advised, and the Company represents, that, except as set forth in this paragraph, the referenced Investor Presentation and a “Fund Fact Sheet” for the Company, dated as of December 31, 2011, are the only sales materials that were used by the Company or the dealer manager with respect to this offering but were not submitted to the Staff since January 1, 2011. In March 2012, the president and chief operating officer of the Company spoke at an investment conference for broker dealers and registered investment advisors only sponsored by JP Turner (the "JP Turner Conference"). There were no investors present at the JP Turner Conference and the prospectus for this offering, as supplemented to the date of the conference, was available to all attendees. The president and chief operating officer of the Company showed a PowerPoint presentation (the "JP Turner Presentation"), which was used as talking points and not distributed nor otherwise made available in hard-copy form, at the JP Turner Conference. The JP Turner Presentation was used only once at the JP Turner Conference and will not be used again. Similarly, in April 2012, the chief financial officer of the Company spoke at an investment conference for broker dealers and registered investment advisors only sponsored by ICON Investments, the Company's dealer manager (the "ICON Conference"). There were no investors present at the ICON Conference and the prospectus for this offering, as supplemented to the date of the conference, was available to all attendees. The chief financial officer of the Company showed a PowerPoint presentation (the "ICON Presentation"), which was used as talking points and not distributed nor otherwise made available in hard-copy form, at the ICON Conference. The ICON Presentation was used only once at the ICON Conference and will not be used again. We will send the Staff supplementally via overnight delivery copies of the JP Turner Presentation and the ICON Presentation.

Pursuant to a telephone conversation with the Staff, the tabular disclosures on pages 12 and 128 of the prospectus have been revised to remove the sources of distributions for 2009 and 2010.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to Leon Volchyok undersigned at (212) 969-3434.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

51,000,000 shares of common stock — maximum offering

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.

$10.00 PER SHARE Minimum Initial Purchase — 200 Shares

Lightstone Value Plus Real Estate Investment Trust II, Inc. is a Maryland corporation incorporated on April 28, 2008 that qualifies as a real estate investment trust for U.S. federal income tax purposes, or REIT. We are sponsored by The Lightstone Group, LLC, one of the largest private residential and commercial real estate owners in the United States. We are offering up to 51,000,000 shares of common stock to investors who meet our suitability standards and up to 6,500,000 shares of common stock to participants in our distribution reinvestment program. The dealer manager of the offering, ICON Securities Corp. is not required to sell a specific number or dollar amount of shares but will use its best efforts to sell 51,000,000 of our shares. The dealer manager may engage third party soliciting dealers in connection with this offering.

Our offering was originally set to expire on February 17, 2011. However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, on December 13, 2010, our Board of Directors approved an extension of our offering of up to 51,000,000 primary shares and up to 6,500,000 shares pursuant to our distribution reinvestment program until the earlier of the sale of all 57,500,000 shares or February 17, 2012. We reserve the right to reallocate the shares of common stock registered in this offering between the primary offering and the distribution reinvestment program. We may terminate this offering at any time.

On November 4, 2011 we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register 22,500,000 shares of our common stock (exclusive of shares to be sold pursuant to the Company's distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), for maximum aggregate gross offering proceeds of $225.0 million, pursuant to a follow-on offering to this offering (the "Follow-On Offering"). As permitted by Rule 415 under the Securities Act, we will now continue this offering until the earlier of August 15, 2012 or the date the SEC declares the registration statement for the Follow-On Offering effective.

Investing in us involves a high degree of risk. See "Risk Factors" beginning on page 22 for a discussion of the risks which should be considered in connection with your investment in our common stock. Some of these risks include:

- We may be considered a "blind pool" because we own a limited number of properties and real estate-related investments and have not identified most of the investments we will make with the offering proceeds and we have a limited operating history and no established financing sources;
- No public market currently exists for our shares of common stock, no public market for those shares may ever exist and our shares are illiquid;
- We have in the past, and may in the future, pay distributions from sources other than from our cash flow from operations.
- There are substantial conflicts between the interests of our investors, our interests and the interests of our advisor, sponsor and our respective affiliates regarding affiliate compensation, investment opportunities and management resources because David Lichtenstein, the Chairman of our Board of Directors, is the majority owner of our sponsor and our advisor; the sponsor and advisor may compete with us and acquire properties that suit our investment objectives; we have no employees that do not also work for our sponsor or advisor and the advisor is not obligated to devote any fixed, minimum amount of time or effort to management of our operations;
- We may maintain a level of leverage as high as 75% of the aggregate fair market value of our properties;
- Federal income tax law limits ownership and transferability of our shares that prohibit five or fewer individuals from beneficially owning more than 50% of our outstanding shares during the last half of each taxable year and, subject to exceptions, we restrict any person from beneficially owning more than 9.8% in value of our aggregate outstanding stock or more than 9.8% of our common stock;
- Our investment objectives and strategies may be changed without stockholder consent;
- We are obligated to pay substantial fees to our advisor and its affiliates, including fees payable upon the sale of properties, and our incentive advisor fee structure may result in our advisor recommending riskier or more speculative investments;
- We may make distributions that include a return of principal and may borrow to make these distributions;
- If we fail to maintain our qualification as a REIT, it may reduce the amount of income available for distribution and limit our ability to make distributions to our stockholders; and
- Disruptions in the financial markets and deteriorating economic conditions could adversely affect the values of our investments and our ongoing results of operations.

Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of our common stock, determined if this prospectus is truthful or complete or passed on or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

These are speculative securities and this investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment.

The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in us is not permitted.

	Per Share	Maximum Offering
Public offering price	$10.00[(1)]	$510,000,000
Selling commissions[(2)]	$ —	—
Dealer manager fee[(2)]	$ —	—
Proceeds, before expenses, to us	$10.00	$510,000,000

(1) The offering price per share of common stock issuable pursuant to our distribution reinvestment program is initially $9.50.

(2) Dealer manager fees and selling commissions will be paid for with the cash proceeds, if any, from our sale to Lightstone SLP II LLC, which is majority owned and controlled by our sponsor, of subordinated profits interests from Lightstone Value Plus REIT II LP, our Operating Partnership. Distributions with respect to these subordinated profits interests will be made only after stockholders have received a stated preferred return.

Prospectus dated May 1, 2012

Distributions will be at the discretion of our Board of Directors. We commenced quarterly distributions beginning with the fourth quarter of 2009 and we have generally paid such distributions from cash proceeds from the sale of our common stock. We may continue to pay such distributions from the sale of our common stock or borrowings if we have not generated sufficient cash flow from our operations to fund distributions. Our ability to pay regular distributions and the size of these distributions will depend upon a variety of factors. For example, our borrowing policy permits us to incur short-term indebtedness, having a maturity of two years or less, and we may have to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the U.S. federal income tax benefits associated with qualifying as a REIT. We cannot assure that regular distributions will continue to be made or that we will maintain any particular level of distributions that we have established or may establish.

We are an accrual basis taxpayer, and as such our REIT taxable income could be higher than the cash available to us. We may therefore borrow to make distributions, which could reduce the cash available to us, in order to distribute 90% of our REIT taxable income as a condition to our election to be taxed as a REIT. These distributions made with borrowed funds may constitute a return of capital to stockholders. "Return of capital" refers to distributions to investors in excess of net income. To the extent that distributions to stockholders exceed earnings and profits, such amounts constitute a return of capital for U.S. federal income tax purposes, although such distributions might not reduce stockholders' aggregate invested capital. Because our earnings and profits are reduced for depreciation and other non-cash items, it is likely that a portion of each distribution will constitute a tax-deferred return of capital for U.S. federal income tax purposes.

Distributions Declared by our Board of Directors and Source of Distributions

On March 30, 2009, our Board of Directors declared an annualized distribution rate (the "Annualized Distribution Rate") for each quarterly period commencing 30 days subsequent to achieving the minimum offering of 500,000 shares. The distribution is calculated based on stockholders of record each day during the applicable period at a rate of $0.00178082191 per share per day, and equals a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on the share price of $10.00.

At the beginning of October 2009, we achieved the minimum offering of 500,000 shares and on November 3, 2009, our Board of Directors declared our first quarterly distribution at the Annualized Distribution Rate for the three-month period ending December 31, 2009. Subsequently, our Board of Directors has declared regular quarterly distributions at the Annualized Distribution Rate. The following table provides a summary of our quarterly distributions declared for the year ended December 31, 2011. Our stockholders have the option to elect the receipt of shares in lieu of cash under our Distribution Reinvestment Program.

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2011									
	Year ended December 31,		Quarter ended December 31,		Quarter ended September 30,		Quarter ended June 30,		Quarter ended March 31,	
Distribution period	2011 Year	Percentage of Distributions	Q4 2011	Percentage of Distributions	Q3 2011	Percentage of Distributions	Q2 2011	Percentage of Distributions	Q1 2011	Percentage of Distributions
Date distribution declared			November 11, 2011		August 12, 2011		May 13, 2011		March 4, 2011	
Date distribution paid			January 13, 2012		October 14, 2011		July 15, 2011		April 15, 2011	
Distribution Paid	$1,331		$375		$ 347		$319		$ 290	
Distribution Reinvested	$1,256		342		326		300		288	
Total Distribution	$2,587		$717		$ 673		$619		$ 578	
Source of distributions										
Cash flows provided by operations	$ 976	38%	$310	43%	$ 347	52%	$319	52%	$ —	0%
Offering proceeds, investment in affiliates and excess cash	355	14%	65	9%	—	0%	—	0%	290	50%
Proceeds from issuance of common stock through distribution reinvestment program	$1,256	48%	342	48%	326	48%	300	48%	288	50%
Total Sources	$2,587		$717		$ 673		$619		$ 578	
Cash flows provided by (used in) operations (GAAP basis)	$1,405		$310		$1,471		$556		$(932)	
Number of shares of common stock issued pursuant to the Company's DRIP	132		36		34		32		30	

On March 30, 2012, our Board of Directors authorized, and we declared, the quarterly distributions for the three-month period ended March 31, 2012 in the amount of $0.00178082191 per share per day payable to stockholders of record on the close of business each day during the quarter, which was paid on April 13, 2012.

We are an accrual basis taxpayer and, as such, our REIT taxable income could be higher than the cash available to us. We may therefore borrow to make distributions, which could reduce the cash available to us, in order to distribute 90% of our REIT taxable income as a condition to our election to be taxed as a REIT. These distributions made with borrowed funds may constitute a tax-deferred return of capital for U.S. federal income tax purposes. "Return of capital" refers to distributions to investors in excess of net income. Because our earnings and profits are reduced for depreciation and other non-cash items, it is likely that a portion of each distribution will constitute a return of capital. Because each investor's tax considerations are different, we recommend that each investor consults with its own tax advisor.

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our audited balance sheet, and is calculated as (1) total book value of our assets (2) minus total liabilities, (3) divided by the total number of shares of common stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated fair value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including commissions, dealer manager fees and other

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If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

The subordinated profits interests will entitle Lightstone SLP II LLC, which is controlled and majority owned by The Lightstone Group, our sponsor, to certain payments and distributions that will significantly reduce the distributions available to you after a 7% return.

Lightstone SLP II LLC will receive returns on its subordinated profits interests that are subordinated to stockholders' 7% return on their net investment. Distributions to stockholders will be reduced after they have received this 7% return because of the payments and distributions to Lightstone SLP II LLC in connection with its subordinated profits interests that will be issued as more proceeds are raised in this offering. In addition, if the advisory agreement is terminated we may repay Lightstone SLP II LLC up to $51,000,000 for its investment in the subordinated profits interests, which will result in a smaller pool of assets available for distribution to you.

Conflicts of Interest

There are conflicts of interest between our dealer manager, advisor, property managers and their affiliates and us.

David Lichtenstein, our sponsor, is the founder of The Lightstone Group, LLC, which he wholly owns and does business in his individual capacity under that name. Through The Lightstone Group, Mr. Lichtenstein controls and indirectly owns a majority of our advisor, our Property Managers, our Operating Partnership, and their affiliates, except for us. Our advisor does not advise any entity other than us. However, employees of our advisor are also employed by Lightstone Value Plus REIT LLC, the advisor to Lightstone I. Mr. Lichtenstein is one of our directors and The Lightstone Group or an affiliated entity controlled by Mr. Lichtenstein employs Bruno de Vinck, our other non-independent director, and each of our officers. As a result, our operation and management may be influenced or affected by conflicts of interest arising out of our relationship with our affiliates.

There is competition for the time and services of the personnel of our advisor and its affiliates.

Our sponsor and its affiliates may compete with us for the time and services of the personnel of our advisor and its other affiliates in connection with our operation and the management of our assets. Specifically, employees of our sponsor, the advisor and our Property Managers will face conflicts of interest relating to time management and the allocation of resources and investment opportunities.

26

We have declared and intend to continue to declare dividends to our stockholders as of daily record dates selected by the directors and aggregate and pay such dividends quarterly. The Board of Directors currently intends to authorize distributions on a quarterly basis using the last day of the quarter as the record date. In order for an investor to receive a distribution, they must be a stockholder of record as of the record date. Therefore, newly admitted investors, or investors redeeming or transferring shares, will not receive a distribution for a record date that they are not considered a stockholder of record. It is the intent of the Board of Directors to authorize and pay distributions quarterly during the offering period and thereafter. However, the Board of Directors, in its sole discretion, may determine to authorize and pay distributions on another basis.

Generally, income distributed will not be taxable to us under U.S. federal income tax laws if we comply with the provisions relating to electing taxation as a REIT. As we are required to distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain, to maintain our objective of being taxed as a REIT, we may be required to make distributions in excess of cash available. If the cash available to us is insufficient to pay such distributions, we may obtain the necessary funds by borrowing or selling assets. These methods of obtaining funds could affect future distributions by increasing operating costs. To the extent that distributions to stockholders (and not designated as capital gain dividends or, for taxable years beginning before January 1, 2011, qualified dividend income) exceed our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such amounts constitute a return of capital for U.S. federal income tax purposes to the extent of a stockholder's tax basis in our stock, although such distributions might not reduce stockholders' aggregate invested capital. Distributions in kind will not be permitted, except for distributions of readily marketable securities; distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter; or distributions of in-kind property, as long as, with respect to in-kind property, the Board of Directors advises each stockholder of the risks associated with direct ownership of the property; offers each stockholder the election of receiving in-kind property distributions; and distributes in-kind property only to those stockholders who accept the directors' offer.

Distributions will be made at the discretion of the directors, depending primarily on net cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest income from borrowers under loans, less expenses paid) and our general financial condition, subject to the obligation of the directors to cause us to qualify and remain qualified as a REIT for federal income tax purposes. We intend to increase distributions in accordance with increases in net cash from operations, if any.

Distributions Declared by our Board of Directors and Source of Distributions

On March 30, 2009, our Board of Directors declared an annualized distribution rate (the "Annualized Distribution Rate") for each quarterly period commencing 30 days subsequent to achieving the minimum offering of 500,000 shares. The distribution is calculated based on stockholders of record each day during the applicable period at a rate of $0.00178082191 per share per day, and equals a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on the share price of $10.00.

At the beginning of October 2009, we achieved the minimum offering of 500,000 shares and on November 3, 2009, our Board of Directors declared our first quarterly distribution at the Annualized Distribution Rate for the three-month period ending December 31, 2009. Subsequently, our Board of Directors has declared regular quarterly distributions at the Annualized Distribution Rate. The following table provides a summary of our quarterly distributions declared for the year ended December 31, 2011. Our stockholders have the option to elect the receipt of shares in lieu of cash under our Distribution Reinvestment Program.

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2011									
	Year ended December 31,		Quarter ended December 31,		Quarter ended September 30,		Quarter ended June 30,		Quarter ended March 31,	
Distribution period	2011 Year	Percentage of Distributions	Q4 2011	Percentage of Distributions	Q3 2011	Percentage of Distributions	Q2 2011	Percentage of Distributions	Q1 2011	Percentage of Distributions
Date distribution declared			November 11, 2011		August 12, 2011		May 13, 2011		March 4, 2011	
Date distribution paid			January 13, 2012		October 14, 2011		July 15, 2011		April 15, 2011	
Distribution Paid	$1,331		$375		$ 347		$319		$ 290	
Distribution Reinvested	$1,256		342		326		300		288	
Total Distribution	$2,587		$717		$ 673		$619		$ 578	
Source of distributions										
Cash flows provided by operations	$ 976	38%	$310	43%	$ 347	52%	$319	52%	$ —	0%
Offering proceeds, investment in affiliates and excess cash	355	14%	65	9%	—	0%	—	0%	290	50%
Proceeds from issuance of common stock through distribution reinvestment program	$1,256	48%	342	48%	326	48%	300	48%	288	50%
Total Sources	$2,587		$717		$ 673		$619		$ 578	
Cash flows provided by (used in) operations (GAAP basis)	$1,405		$310		$1,471		$556		$(932)	
Number of shares of common stock issued pursuant to the Company's DRIP	132		36		34		32		30	

On March 30, 2012, our Board of Directors authorized, and we declared, the quarterly distributions for the three-month period ended March 31, 2012 in the amount of $0.00178082191 per share per day payable to stockholders of record on the close of business each day during the quarter, which was paid on April 13, 2012.

The table below presents our cumulative distributions declared and cumulative FFO:

	For the period April 28, 2008 (date of inception) through December 31, 2011
FFO	$ 639
Distributions	$4,376

For the year ended December 31, 2011, we paid distributions of $2.6 million, including $1.3 million of distributions paid in cash and $1.3 million of distributions reinvested through our dividend reinvestment plan. FFO for the year ended December 31, 2011 was $1.3 million and cash flow from operations was $1.4 million. See the reconciliation of FFO to net income (loss) above. See the section entitled "Management's Discussion and Analysis of Our Financial Condition and Results of Operations — Funds from Operations and Modified Funds from Operations."

Information Regarding Dilution

In connection with this ongoing offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our audited balance sheet, and is calculated as (1) total book value of our assets (2) minus total liabilities, (3) divided by the total number of shares of common stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative

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